UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CONVERGYS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

212485106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications:

Jeffrey L. Stainton

Vice President and Associate General Counsel

The Western and Southern Life Insurance Company

400 Broadway

Cincinnati, OH 45202

(513) 629-2014

13G

CUSIP No. 212485106

1.	Names of Reporting Persons. The Western and Southern Life Insurance Company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒ See Item 4.
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 7,330,903. See item 4.

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 7,330,903. See item 4.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,330,903. See item 4.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person IC

13G

CUSIP No.
Item 1.
	(a)	Name of Issuer: Convergys Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 201 E. Fourth Street, Cincinnati, OH 45202

Item 2.
	(a)	Name of Person Filing: The Western and Southern Life Insurance Company (“Western and Southern”)
	(b)	Address of Principal Business Office, or if none, Residence: 400 Broadway, Cincinnati, OH 45202
	(c)	Citizenship: Ohio
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 212485106

Item 3.	If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with ss.240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 7,330,903
(b) Percent of class: 7.5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote None.
(ii) Shared power to vote or to direct the vote 7,330,903
(iii) Sole power to dispose or to direct the disposition of None.
(iv) Shared power to dispose or to direct the disposition of 7,330,903
INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

Western and Southern has shared power to vote or to direct the vote and shared power to dispose of or direct the disposition of an aggregate of 7,330,903 shares of Convergys Corporation’s Common Stock (which amount includes: (i) 4,629,478 shares held by Western-Southern Life Assurance Company, a wholly owned subsidiary of Western and Southern, (ii) 1,181,500 shares held by Integrity Life Insurance Company, a wholly owned subsidiary of Western and Southern, (iii) 1,315,000 shares held by National Integrity Life Insurance Company, a wholly owned subsidiary of Western and Southern, (iv) 172,407 shares held by Western-Southern Foundation, Inc., which is controlled by Western and Southern and is organized exclusively for charitable, religious, educational, and scientific purposes, including the making of distributions to organizations that qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and (v) 32,518 shares held on behalf of third parties by Fort Washington Investment Advisors, Inc., an affiliated registered investment adviser that provides services to Western and Southern and certain other affiliated companies, as well as third party institutional and individual clients).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐. N/A

INSTRUCTION: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. N/A

Item 10.	Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2016
(Date)
The Western and Southern Life Insurance Company

By:	/s/ Jeffrey L. Stainton
(Signature)

Jeffrey L. Stainton, Vice President
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.